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                   AMENDMENT TO AGREEMENT AND PLAN OF MERGER

     This Amendment to Agreement and Plan of Merger (this "Amendment") is made and entered into as of the 2nd day of October 1997, by and among Chips and Technologies, Inc., a Delaware corporation (the "Company"), Intel Corporation, a Delaware corporation ("Parent") and Intel Enterprise Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Parent ("Merger Sub"; the Company and Merger Sub sometimes being hereinafter together referred to as the "Constituent Corporations").

                                    RECITALS

     WHEREAS, the Company, Parent and Merger Sub have entered into an agreement, dated as of July 27, 1997 (the "Original Agreement"), pursuant to which Merger Sub has commenced a tender offer (the "Tender Offer") for any and all shares of the Company at $17.50 per share, which Tender Offer will be followed by a merger (the "Merger") at the same price; and

     WHEREAS, the parties to the Original Agreement now desire to amend the Original Agreement.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto amend the Original Agreement as follows:

                                   AGREEMENT

     1. Amendment of (Section 1.1(b) (The Offer) of the Original
Agreement. Section 1.1(b) of the Original Agreement is deleted in its entirety and replaced with the following provision:

          (b) Subject to the terms and conditions thereof, the Offer shall expire at midnight, New York City time, on the date that is twenty (20) Business Days after the date the Offer is commenced; provided, however, that without the consent of the Company's Board of Directors, Parent may
     (i) from time to time extend the Offer, if at the scheduled expiration date of the Offer any of the conditions to the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived; (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC ") or the staff thereof applicable to the Offer; or
     (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than twenty (20) Business Days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence if on such expiration date there shall not have been tendered at least 90% of the outstanding Shares. Parent agrees that if all of the conditions to the Offer set forth on Annex A are not satisfied on any scheduled expiration date of the Offer then, provided that all such conditions are reasonably capable of being satisfied prior to November 30, 1997, Parent shall extend the Offer from time to time until such conditions are satisfied or waived, provided that Parent shall not be required to extend the Offer beyond November 30, 1997. Subject to the terms and conditions of the Offer and this Agreement, Parent shall accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer that Parent becomes obligated to accept for payment and pay for pursuant to the Offer, as promptly as practicable after the expiration of the Offer.

     2. Amendment of Section 8.3(a) (Termination by the Company) of the Original Agreement. Section 8.3(a) of the Original Agreement is deleted in its entirety and replaced with the following provision:

          (a) after November 30, 1997, Parent shall have failed to pay for Shares pursuant to the Offer; provided, however, that the right to terminate this Agreement pursuant to this subsection (a) shall not be available to the Company if it has breached in any material respects its obligations under this Agreement that in any manner shall have proximately contributed to the failure references in this clause (a);

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     3. Amendment of Section 8.5(b) (Effect of Termination and Abandonment) of
the Original Agreement. Section 8.5(b) of the Original Agreement is deleted in its entirety and replaced with the following provision:

          (b)(i) In lieu of any liability or obligation to pay damages (other than the obligation to reimburse Parent for expenses pursuant to Section 8.5(a)), if (A) there shall be a proposal by a Third Party for a Third Party Acquisition existing at the time of termination of the Agreement by the Parent and Merger Sub, and (B) Parent and Merger Sub shall have terminated this Agreement pursuant to Section 8.4(b) or (c) or (d) and, with respect to a termination pursuant to Section 8.4(d) the Company has breached in any material respect its obligations under this Agreement in any manner which proximately contributed to Parent and Merger Sub's termination of the Offer, the Company shall pay to Parent (i) within two
     (2) business days after such termination $2,000,000 and (ii) an additional $3,500,000 upon consummation, if any, of any Third Party Acquisition with a Person who had proposed a Third Party Acquisition prior to the time of the termination of this Agreement by the Parent and Merger Sub.

          (b)(ii) In lieu of any liability or obligation to pay damages (other than the obligation to reimburse Parent for expenses pursuant to Section 8.5(a)), (A) if there shall not have been a material breach of any representation, warranty, covenant or agreement on the part of the Parent or Merger Sub and (B) the Company shall have terminated this Agreement pursuant to Section 8.3(b), the Company shall pay to Parent (i) concurrently with such termination $2,000,000 and (ii) an additional $3,500,000 upon consummation, if any, of either the Superior Proposal giving right to terminate this Agreement under Section 8.3(b) or any Third Party Acquisition with a Person who had proposed a Third Party Acquisition prior to the termination of this Agreement under section 8.3(b). (Such amounts payable pursuant to Section 8.5(b)(i) or this Section 8.5(b)(ii) are referred to in the aggregate in this Agreement as the "Termination Fee.")

     4. Other Provisions. Except as expressly provided herein, the Original Agreement shall remain in full force and effect.

     IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by duly authorized officers of the parties hereto as of the date hereof.

                                          CHIPS AND TECHNOLOGIES, INC.

                                          by:     /s/ JAMES F. STAFFORD

                                            ------------------------------------
                                              Name: James F. Stafford
                                              Title: President and CEO

                                          INTEL CORPORATION

                                          by:     /s/ LESLIE L. VADASZ

                                            ------------------------------------
                                              Name: Leslie L. Vadasz
                                              Title: Sr. Vice President

                                          INTEL ENTERPRISE CORPORATION

                                          by:       /s/ CARY KLAFTER

                                            ------------------------------------
                                              Name: Cary Klafter
                                              Title: President

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